Exhibit 15.3

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the incorporation by reference in the Registration Statement on Form F-3 (File No.: 333-284554) of our report dated  January 31, 2024 relating to the financial statements appearing in the Annual Report on Form 20-F of Global Mofy AI Limited (formerly known as Global Mofy Metaverse Limited) for the year ended September 30, 2023, which include an explanatory paragraph stating that we have not audited the adjustments to retrospectively apply the change related to the share splits and dual classification described in Note 11 and the retrospective adjustment to the disclosure for the adoption of ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07) in Note 13.

/s/ Marcum Asia CPAs LLP

New York, New York

January 9, 2026